AMENDMENT TO EXTENDED EXPENSE LIMITATION AGREEMENT
(THE “AGREEMENT”)
BETWEEN OLD MUTUAL FUNDS III
(THE “TRUST”)
AND OLD MUTUAL CAPITAL, INC.
DATED JULY 1, 2008

AS AMENDED FEBRUARY 24, 2009

Sections I.A. and II of the Agreement are hereby amended and restated as follows

I.	EXPENSE LIMITATION

A.           The Investment Manager hereby agrees, subject to the terms of this Agreement, to reduce the fees payable to it under the Management Agreement and to make any additional payments to the extent necessary to limit total annual fund operating expenses (inclusive of management fees and other expenses; exclusive of underlying fund fees and expenses, interest, taxes, brokerage costs and commissions, dividend and interest expense on short sales, litigation, indemnification, and extraordinary expenses as determined under generally accepted accounting principles) (the “Deferred Expenses”) to an annual rate (as a percentage of the Portfolios’ average daily net assets) as set forth in Schedule A (“Expense Limit”) for the period beginning January 1, 2012 through December 31, 2019 (the “Expense Period”).

II.         TERM AND TERMINATION OF AGREEMENT

This Agreement shall continue in effect until December 31, 2019.   The Agreement may be amended or continued beyond December 31, 2019 only if agreed to in writing by both parties.

All other provisions of the Agreement not amended and restated hereby shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective duly authorized officers.

OLD MUTUAL FUNDS III
on behalf of each Portfolio listed on Schedule A

By:  /s/ Julian F. Sluyters

Name:  Julian F. Sluyters
Title:  President
Date:  February 24, 2009

OLD MUTUAL CAPITAL, INC.

By:  /s/ Mark E. Black

Name:  Mark E. Black
Title:  Chief Financial Officer
Date:  February 24, 2009